

2Q 2018 | SUPPLEMENTAL FINANCIAL PACKAGE

Table of Contents



Forward Looking Statements

This Supplemental Financial Package should be read in conjunction with the unaudited condensed consolidated financial statements appearing in our press release dated July 31, 2018, which has been furnished as Exhibit 99.1 to our Form 8-K filed on July 31, 2018. The Company makes statements in this Supplemental financial package that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). In particular, statements pertaining to our capital resources, portfolio performance, development pipeline and results of operations contain forward-looking statements. Likewise, all of our statements regarding anticipated growth in our funds from operations, normalized funds from operations, adjusted funds from operations, and net operating income are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "intends," "plans," "estimates" or "anticipates" or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, estimates, data or methods, which may be incorrect or imprecise, and actual results may vary materially from those anticipated, estimated or projected. The Company does not guarantee that the transactions and events described will happen as described (or that they will happen at all). For further discussion of risk factors and other events that could impact our future results, please refer to the section entitled "Risk Factors" in our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC"), and the documents subsequently filed by us from time to time with the SEC.

Corporate Profile

Armada Hoffler Properties, Inc. (NYSE:AHH) is a full service real estate company that develops, constructs, acquires and manages institutional-grade office, retail and multifamily properties in the Mid-Atlantic and Southeastern United States. The Company also provides general contracting and development services to third-party clients, in addition to developing and building properties to be placed in its stabilized portfolio. Armada Hoffler Properties, Inc. was founded in 1979 and is headquartered in Virginia Beach, VA. The Company has elected to be taxed as a real estate investment trust ("REIT") for U.S. federal income tax purposes.



Board of Directors

Daniel A. Hoffler	Executive Chairman of Board
A. Russell Kirk	Vice Chairman of the Board
Louis S. Haddad	Director
John W. Snow	Lead Independent Director
George F. Allen	Independent Director
James A. Carroll	Independent Director
James C. Cherry	Independent Director
Eva S. Hardy	Independent Director

Corporate Officers

Louis S. Haddad	President and Chief Executive Officer
Michael P. O'Hara	Chief Financial Officer and Treasurer
Eric L. Smith	Chief Operating Officer
Eric E. Apperson	President of Constrution
Shelly R. Hampton	President of Asset Management

Investor Relations

Michael P. O'Hara	Chief Financial Officer and Treasurer
(757) 366-6684	mohara@armadahoffler.com

Analyst Coverage

Bank of America Merrill Lynch
James Feldman
(646) 855-5808
james.feldman@baml.com

D. A. Davidson & Co.
James O. Lykins
(503) 603-3041
jlykins@dadco.com

Janney, Montgomery, & Scott LLC
Robert Stevenson
(646) 840-3217
robertstevenson@janney.com

B. Riley FBR
Craig Kucera
(703) 862-5249
craigkucera@fbr.com

Raymond James & Associates
Bill Crow
(727) 567-2594
bill.crow@raymondjames.com

Robert W. Baird & Co.
David Rodgers
(216) 737-7341
drodgers@rwbaird.com

Stonegate Capital Partners
Laura Engel
(214) 987-4121
laura@stonegateinc.com

Stifel, Nicolaus & Company Inc.
John Guinee
(443) 224-1307
jwguinee@stifel.com

Highlights

- Net income of $5.9 million, or $0.09 per diluted share, for the quarter ended June 30, 2018 compared to net income of $4.9 million, or $0.08 per diluted share, for the quarter ended June 30, 2017.

- Normalized Funds From Operations ("FFO") of $15.2 million, or $0.24 per diluted share, for the quarter ended June 30, 2018 compared to Normalized FFO of $14.7 million, or $0.25 per diluted share, for the quarter ended June 30, 2017.

- FFO of $15.1 million, or $0.24 per diluted share, for the quarter ended June 30, 2018 compared to FFO of $14.2 million, or $0.24 per diluted share, for the quarter ended June 30, 2017.

- The Company raised 2018 full-year Normalized FFO guidance to $1.05 to $1.08 per diluted share, up from $1.00 to $1.05 per diluted share.

- Same Store Net Operating Income ("NOI") for the quarter ended June 30, 2018 increased 2.1% on a GAAP basis and 2.2% on a cash basis compared to the quarter ended June 30, 2017.

- In July 2018, the Company entered into a contract to sell the build to suit distribution center in Chesterfield, Virginia for a sales price of $25.9 million, which is expected to close in the fourth quarter.

- In July 2018, the Company entered into an agreement regarding the sale of its at-cost purchase option to the developer of the Residences at Annapolis Junction Apartments. Combined with the anticipated repayment of its related mezzanine loan during the third quarter, the Company expects aggregate proceeds from these transactions in excess of $50 million.

- In July 2018, the Company announced a new development project at Wills Wharf, a site in the Harbor Point area of Baltimore, Maryland. The Company plans to develop a 325,000 square foot mixed-use building with an estimated development cost of $117 million.

- In July 2018, the Company announced a new development project, The Interlock, located in West Midtown Atlanta. This public private partnership with Georgia Tech is expected to contain 290,000 square feet of office and retail space. The Company's investment will be in the form of a mezzanine loan, and the Company will serve as the general contractor of the project.

- During the quarter ended June 30, 2018, the Company raised approximately $50 million of gross proceeds through its at-the-market equity offering program at an average price of $14.07 per share.

- During the quarter ended June 30, 2018, the Company leased 150,000 square feet including a 10-year lease with Shake Shack, leading the way to the re-development of the Columbus Village shopping center in the Town Center of Virginia Beach.

- The Company sold the Wawa parcel at Indian Lakes Crossing for a 5.35% capitalization rate, bringing the Harris Teeter-anchored center to an approximate 8% capitalization rate overall.

2018 Outlook & Assumptions

$ in millions, except per share data

Outlook	Low	High
Total NOI	$78.8M	$79.5M
Construction Segment Gross Profit	$5.6M	$6.4M
G&A expenses	$10.8M	$11.0M
Interest income	$7.9M	$8.1M
Interest expense	$18.3M	$18.8M
Normalized FFO per diluted share	$1.05	$1.08

Guidance Assumptions

- Gain of $5.0M to $6.0M from the sale of Annapolis Junction purchase option during the third quarter

- Construction Segment Gross Profit includes a gain of $2.4M to $3.2M from the sale of the build to suit distribution center during the fourth quarter

- Acquisition of a Lowes Food center in the second half of the year

- No additional capital market activity

- Interest expense is calculated based on the Forward LIBOR Curve, which forecasts rates rising to 2.38% by year end

- Full year weighted average share count of 64.5 million





Summary Information

$ in thousands, except per share data

	Three months ended				
	6/30/2018	3/31/2018	12/31/2017	9/30/2017	6/30/2017
OPERATIONAL METRICS					
Net income	$5,945	$6,983	$5,768	$10,461	$4,943
Net income per diluted share	**$0.09**	**$0.11**	**$0.09**	**$0.17**	**$0.08**
Rental properties Net Operating Income (NOI)	19,341	19,462	18,570	17,573	17,989
General contracting and real estate services gross profit	567	636	641	1,824	2,656
Adjusted EBITDA[1]	19,466	19,399	18,345	19,203	19,272
Funds From Operations (FFO)	15,124	16,261	15,071	15,500	14,247
FFO per diluted share	**$0.24**	**$0.26**	**$0.24**	**$0.25**	**$0.24**
Normalized FFO	15,242	15,376	14,525	15,493	14,724
Normalized FFO per diluted share	**$0.24**	**$0.25**	**$0.23**	**$0.25**	**$0.25**
Annualized dividend yield	5.37%	5.84%	4.89%	5.50%	5.87%
CAPITALIZATION					
Total common shares outstanding	48,768	45,205	44,938	44,937	44,932
Operating Partnership units outstanding	17,291	17,441	17,486	17,845	17,846
Common shares and OP units outstanding	66,059	62,646	62,424	62,782	62,778
Market price per common share	$14.90	$13.69	$15.53	$13.81	$12.95
Equity market capitalization[2]	$984,279	$857,624	$969,445	$867,019	$812,975
Total debt[3]	586,821	595,637	523,412	493,493	470,314
Total market capitalization	1,571,100	1,453,261	1,492,857	1,360,512	1,283,289
Less: cash	(15,418)	(19,306)	(22,916)	(22,916)	(21,726)
Total enterprise value	$1,555,682	$1,433,955	$1,469,941	$1,337,596	$1,261,563
BALANCE SHEET METRICS					
Core Debt/enterprise value	34.1%	38.4%	33.0%	34.2%	30.9%
Fixed charge coverage ratio	3.5x	3.6x	3.5x	3.7x	3.5x
Core Debt/Annualized Core EBITDA	6.8x	7.0x	6.6x	6.0x	5.3x
CORE PORTFOLIO OCCUPANCY					
Office[4]	93.7%	92.2%	89.9%	89.2%	89.9%
Retail[4]	96.7%	96.7%	96.5%	96.9%	96.8%
Multifamily[5]	89.2% [6]	96.1%	92.9%	94.3%	91.6%
Weighted Average[7]	94.8%	95.6%	94.2%	94.7%	94.2%

(1) Excludes gains on dispositions of real estate and mark-to-market adjustments on interest rate derivatives
(2) Includes common shares and OP units
(3) Excludes unamortized GAAP adjustments
(4) Office and retail occupancy based on leased square feet as a % of respective total
(5) Multifamily occupancy based on occupied units as a % of respective total
(6) Includes impact of seasonality, attributed to the summer occupancy at the JHU student housing property
(7) Total occupancy weighted by annualized base rent

Net Asset Value Component Data

In thousands

Stabilized Portfolio NOI (Cash)

	Three months ended 6/30/2018	Annualized 6/30/2018
Diversified Portfolio		
Office	$0	$0
Retail	9,975	39,900
Multifamily	1,972	7,888
Total diversified portfolio NOI	$11,947	$47,789
Virginia Beach Town Center		
Office[1]	$3,282	$13,128
Retail[1]	2,121	8,484
Multifamily	1,553	6,212
Total Virginia Beach Town Center NOI	$6,956	$27,824
Stabilized portfolio NOI - cash basis	$18,903	$75,613
Signed leases not yet occupied or in free rent period	$651	$2,604
Timing of mid-quarter transaction		
Acquisition	$0	$0
Disposition	(35)	(140)
Total timing mid-quarter transaction	($35)	($140)
Total	$19,519	$78,077

Development Pipeline

	6/30/2018
Income producing property	$24,000
Construction in progress	143,000
Other assets	1,000
Total cost to date	$168,000

Taxable REIT Subsidiary (TRS)

	Trailing 12 Months
General contracting gross profit	$3,668

Non-Property Assets

Non-Property Assets	As of 6/30/2018
Cash and cash equivalents	$12,279
Restricted cash	3,139
Accounts receivable	16,444
Notes receivable, including mezzanine investments	93,478
Construction receivables, including retentions	19,868
Equity method investments (Durham City Center JV)	14,538
Other assets	56,393
Land held for development	1,474
Total non-property assets	$217,613

Liabilities & Share Count

	As of 6/30/2018
Liabilities	
Mortgages and notes payable	$580,446
Accounts payable and accrued liabilities	11,525
Construction payables, including retentions	40,719
Other liabilities	42,711
Total liabilities	$675,401
Share Count	
Total common shares outstanding	48,768
Total OP units outstanding	17,291
Total common shares & OP units outstanding	66,059

(1) Includes leases for space occupied by Armada Hoffler which are eliminated for GAAP purposes

Summary Balance Sheet

$ in thousands

	As of	
	6/30/2018	12/31/2017
Assets	(Unaudited)	
Real estate investments:		
Income producing property	$934,929	$910,686
Held for development	1,474	680
Construction in progress	157,795	83,071
Accumulated depreciation	(177,966)	(164,521)
Net real estate investments	916,232	829,916
Cash and cash equivalents	12,279	19,959
Restricted cash	3,139	2,957
Accounts receivable, net	16,444	15,691
Notes receivable	93,478	83,058
Construction receivables, including retentions	19,868	23,933
Costs and estimated earnings in excess of billings	1,287	245
Equity method investments	14,538	11,411
Other assets	55,106	55,953
Total Assets	$1,132,371	$1,043,123
Liabilities and Equity		
Indebtedness, net	$580,446	$517,272
Accounts payable and accrued liabilities	11,525	15,180
Construction payables, including retentions	40,719	47,445
Billings in excess of costs and estimated earnings	1,711	3,591
Other liabilities	41,000	39,352
Total Liabilities	675,401	622,840
Total Equity	456,970	420,283
Total Liabilities and Equity	$1,132,371	$1,043,123

Summary Income Statement

In thousands, except per share data

	Three months ended		Six months ended	
	6/30/2018	6/30/2017	6/30/2018	6/30/2017
Revenues	(Unaudited)			
Rental revenues	$28,598	$26,755	$57,297	$53,987
General contracting and real estate services	20,654	56,671	43,704	120,190
Total Revenues	49,252	83,426	101,001	174,177
Expenses				
Rental expenses	6,522	6,171	12,946	12,239
Real estate taxes	2,735	2,595	5,548	5,104
General contracting and real estate services	20,087	54,015	42,501	115,211
Depreciation and amortization	9,179	9,304	18,457	18,779
General and administrative	2,764	2,678	5,725	5,664
Acquisition, development & other pursuit costs	9	369	93	416
Impairment charges	98	27	98	31
Total Expenses	41,394	75,159	85,368	157,444
Operating Income	7,858	8,267	15,633	16,733
Interest income	2,375	1,658	4,607	3,056
Interest expense	(4,497)	(4,494)	(8,870)	(9,029)
Gain on real estate dispositions	-	-	-	3,395
Change in fair value of interest rate derivatives	(11)	(81)	958	213
Other income	54	43	168	80
Income before taxes	5,779	5,393	12,496	14,448
Income tax benefit (provision)	166	(450)	432	(752)
Net Income	$5,945	$4,943	$12,928	$13,696
Per Diluted Share & Unit	$0.09	$0.08	$0.21	$0.24
Weighted Average Shares & Units - Diluted	63,214	59,936	62,878	57,718

FFO, Normalized FFO & Adjusted FFO[1]

$ in thousands, except per share data

	Three months ended (Unaudited)				
	6/30/2018	3/31/2018	12/31/2017	9/30/2017	6/30/2017
Funds From Operations					
Net income	**$5,945**	**$6,983**	**$5,768**	**$10,461**	**$4,943**
Earnings per diluted share	$0.09	$0.11	$0.09	$0.17	$0.08
Depreciation and amortization	9,179	9,278	9,303	9,239	9,304
Gains on dispositions of operating real estate[2]	-	-	-	(4,200)	-
FFO	**$15,124**	**$16,261**	**$15,071**	**$15,500**	**$14,247**
FFO per diluted share	$0.24	$0.26	$0.24	$0.25	$0.24
Normalized FFO					
Acquisition, development & other pursuit costs	9	84	171	61	369
Loss on extinguishment of debt	-	-	50	-	-
Impairment charges	98	-	60	19	27
Change in fair value of interest rate derivatives	11	(969)	(827)	(87)	81
Normalized FFO	**$15,242**	**$15,376**	**$14,525**	**$15,493**	**$14,724**
Normalized FFO per diluted share	$0.24	$0.25	$0.23	$0.25	$0.25
Adjusted FFO					
Non-cash stock compensation	271	555	276	215	421
Acquisition, development & other pursuit costs	(9)	(84)	(171)	(61)	(369)
Tenant improvements, leasing commissions, lease incentives[3]	(1,102)	(1,058)	(1,115)	(707)	(895)
Property related capital expenditures	(1,098)	(1,321)	(1,474)	(1,167)	(840)
Non-cash interest expense	231	326	334	380	283
Net effect of straight-line rents	(415)	(478)	(166)	(159)	(122)
Amortization of leasing incentives & above (below) market rents	(46)	(56)	(55)	(50)	(43)
AFFO	**$13,074**	**$13,260**	**$12,154**	**$13,944**	**$13,159**
Weighted Average Common Shares Outstanding	45,928	45,132	44,937	44,934	42,091
Weighted Average Operating Partnership ("OP") Units Outstanding	17,286	17,406	17,490	17,845	17,845
Total Weighted Average Common Shares and OP Units Outstanding	63,214	62,538	62,427	62,779	59,936

(1) See definitions on pages 29-30
(2) Excludes gain on non-operating real estate of $0.5M for the three months ended 9/30/2017
(3) Excludes development, redevelopment, and first generation space

Outstanding Debt

$ in thousands

Debt	Stated Rate	Effective Rate as of 6/30/2018	Maturity Date	Debt Maturities & Principal Payments						Outstanding as of 6/30/2018
				2018	2019	2020	2021	2022	Thereafter	
Secured Notes Payable - Core Debt										
Johns Hopkins Village	L+1.90%	3.99% [1]	7/30/2018	$46,698						$46,698
North Point Center Note 1	6.45%	6.45%	2/5/2019	111	9,352					9,463
Southgate Square	L+1.60%	3.69%	4/29/2021	440	880	880	19,682			21,882
Encore Apartments	3.25%	3.25%	9/10/2021		124	504	24,338			24,966
4525 Main Street	3.25%	3.25%	9/10/2021		158	646	31,230			32,034
Hanbury Village	3.78%	3.78%	8/15/2022	254	504	522	544	17,438		19,262
Socastee Commons	4.57%	4.57%	1/6/2023	49	105	109	115	120	4,223	4,721
Sandbridge Commons	L+1.75%	3.84%	1/17/2023	115	238	247	257	268	7,247	8,372
249 Central Park Retail	L+1.60%	3.69%	8/10/2023	105	217	230	245	260	16,093	17,150
South Retail	L+1.60%	3.69%	8/10/2023	46	95	101	107	114	7,066	7,529
Fountain Plaza Retail	L+1.60%	3.69%	8/10/2023	64	131	139	147	156	9,684	10,321
North Point Center Note 2	7.25%	7.25%	9/15/2025	58	121	130	140	151	1,804	2,404
Smith's Landing	4.05%	4.05%	6/1/2035	404	822	856	892	928	15,476	19,378
Liberty Apartments	5.66%	5.66%	11/1/2043	118	260	273	291	308	13,317	14,567
The Cosmopolitan	3.35%	3.35%	7/1/2051	375	766	792	819	847	41,243	44,842
Total - Secured Core Debt				$48,837	$13,773	$5,429	$78,807	$20,590	$116,153	$283,589
Secured Notes Payable - Development Pipeline										
Brooks Crossing Office Tower	L+1.60%	3.69%	7/1/2025			131				131
Meeting Street	L+3.24%	5.33%	1/1/2021				588			588
King Street	L+3.24%	5.33%	1/1/2021				1,417			1,417
Lightfoot Marketplace	L+1.75%	3.84%	11/14/2018	10,500						10,500
Harding Place	L+2.95%	5.04%	2/24/2020			14,884				14,884
Town Center Block 9	L+3.50%	5.59%	6/29/2020			12,712				12,712
Total - Development Pipeline				10,500	-	27,727	2,005	-	-	40,232
Total Secured Notes Payable				$59,337	$13,773	$33,156	$80,812	$20,590	$116,153	$323,821
Unsecured Core Debt										
Senior unsecured line of credit	L+1.40% - 2.00%	3.84%	10/26/2021				83,000			83,000
Senior unsecured term loan	L+1.35% - 1.95%	3.79%	10/26/2022					80,000		80,000
Senior unsecured term loan	L+1.35% - 1.95%	3.70% [2]	10/26/2022					50,000		50,000
Senior unsecured term loan	L+1.35% - 1.95%	4.48% [2]	10/26/2022					50,000		50,000
Total - Unsecured Core Debt				-	-	-	83,000	180,000	-	263,000
Total Notes Payable excluding GAAP Adjustments				$59,337	$13,773	$33,156	$163,812	$200,590	$116,153	$586,821
Weighted Average Interest Rate				4.0%	5.6%	5.0%	3.6%	3.9%	3.9%	4.0%
Balloon Payments				57,198	9,333	27,596	159,247	197,109	45,466	495,949
Principal amortization				2,139	4,440	5,560	4,565	3,481	70,687	90,872
Total Consolidated Debt				$59,337	$13,773	$33,156	$163,812	$200,590	$116,153	$586,821
Fixed-rate Debt [3]				1,369	12,212	3,832	58,369	119,792	76,063	271,637
Variable-rate Debt [4]				57,968	1,561	29,324	105,443	80,798	40,090	315,184
Total Consolidated Debt				$59,337	$13,773	$33,156	$163,812	$200,590	$116,153	$586,821
GAAP Adjustments										(6,375)
Total Notes Payable										$580,446

(1) In July 2018, the Company refinanced the loan secured by Johns Hopkins Village. The new $53.0 million floating-rate note bears an interest rate of LIBOR +1.25% and matures in August 2025. The Company simultaneously entered into an interest rate swap agreement that fixed the rate at 4.19%.
(2) Subject to an interest rate swap lock
(3) Includes debt subject to interest rate swap locks
(4) Excludes debt subject to interest rate swap locks

30 Day LIBOR as of 6/30/2018   2.090%

Core Debt to Core EBITDA[1]

$ in thousands

	Three months ended				
	6/30/2018	3/31/2018	12/31/2017	9/30/2017	6/30/2017
Net Income	$5,945	$6,983	$5,768	$10,461	$4,943
Excluding:					
Interest expense	4,497	4,373	4,157	4,253	4,494
Income tax provision (benefit)	(166)	(266)	(56)	29	450
Depreciation and amortization	9,179	9,278	9,303	9,239	9,304
(Gain) Loss on real estate dispositions	-	-	-	(4,692)	-
Change in fair value of interest rate derivatives	11	(969)	(827)	(87)	81
Adjusted EBITDA	$19,466	$19,399	$18,345	$19,203	$19,272
Other adjustments:					
Loss on extinguishment of debt	-	-	50	-	-
Non-cash stock compensation	271	555	276	215	421
Development Pipeline	(106)	(219)	(339)	(301)	(1,244)
Total Other Adjustments	165	336	(13)	(86)	(823)
Core EBITDA	$19,631	$19,735	$18,332	$19,117	$18,449
Total Debt[2]	$586,821	$595,637	$523,412	$493,493	$470,314
Adjustments to Debt:					
(Less) Development Pipeline[2]	(40,232)	(25,377)	(15,879)	(12,894)	(58,942)
(Less) Cash & restricted cash	(15,418)	(19,306)	(22,916)	(22,916)	(21,726)
Core Debt	$531,171	$550,954	$484,617	$457,683	$389,646
Core Debt/Annualized Core EBITDA	**6.8x**	**7.0x**	**6.6x**	**6.0x**	**5.3x**

(1) See definitions on page 31
(2) Excludes GAAP Adjustments

Debt Information

$ in thousands

Total Debt Composition

	Percent of Debt	Weighted Average Interest Rate	Weighted Average Maturity
Secured vs. Unsecured Debt			
Unsecured Debt	44.8%	3.9%	4.0 Yrs
Secured Debt	55.2%	4.0%	8.7 Yrs
Variable vs. Fixed-rate Debt			
Variable-rate Debt[1]	53.7%	4.0%	3.1 Yrs
Fixed-rate Debt[2][3]	46.3%	4.0%	10.7 Yrs
Fixed-rate and Hedged Debt[2][3]	88.9%		
Total		4.0%	6.6 Yrs

Unencumbered Summary

	6/30/2018
% of Total Properties	72.1%
% of Annualized Base Rent	58.6%

Interest Rate Cap Agreements

Effective Date	Maturity Date	Strike Rate	Notional Amount
February 7, 2017	March 1, 2019	1.50%	$50,000
June 23, 2017	July 1, 2019	1.50%	50,000
September 18, 2017	October 1, 2019	1.50%	50,000
November 28, 2017	December 1, 2019	1.50%	50,000
March 7, 2018	April 1, 2020	2.25%	50,000
Total Interest Rate Caps			250,000
Fixed-rate Debt[2][3]			271,637
Fixed-rate and Hedged Debt			$521,637
% of Total[3]			**88.9%**



Debt Maturities

---

(1) Excludes debt subject to interest rate swap locks
(2) Includes debt subject to interest rate swap locks
(3) Excludes GAAP adjustments

Capitalization & Financial Ratios

$ in thousands

Capitalization as of June 30, 2018

Debt	% of Total	Carrying Value
Unsecured credit facility	14%	$83,000
Unsecured term loans	22%	130,000
Mortgages payable	64%	373,821
Total debt		$586,821

Equity	% of Total	Shares/Units	Stock Price	Market Value
Common stock (NYSE: AHH)	74%	48,768	$14.90	$726,643
Common units	26%	17,291	$14.90	257,636
Equity market capitalization		66,059		$984,279

Total market capitalization	$1,571,100
Debt/Market capitalization	37.4%

Capital Structure as of June 30, 2018



Equity 63% Debt 37%

Dividend Data

	Trailing 12 Months
Common dividends and distributions	$49,487
AFFO	52,432
AFFO payout ratio	94.4%

Liquidity as of June 30, 2018

Cash on hand	$15,418
Availability under credit facility	64,900
Availability under construction loan	129,707
	$210,025

Property Portfolio

As of June 30, 2018

Property	Anchor Tenant(s)	Location	Town Center	Unencumbered ABR	Year Built	Net Rentable Square Feet (RSF)[1]			Core Occupancy[2]	Development Leased[2]	ABR[3]	ABR per Leased SF[3]
						Core Properties	Development Properties	Total				
Retail Properties												
249 Central Park Retail[4]	Cheesecake Factory, Brooks Brothers, Gordon Biersch	Virginia Beach, VA	✓	-	2004	92,710	-	92,710	96.6%	-	$2,550,126	$28.47
Alexander Pointe	Harris Teeter	Salisbury, NC		100%	1997	57,710	-	57,710	97.6%	-	653,006	11.60
Bermuda Crossroads[6]	Food Lion, OfficeMax	Chester, VA		100%	2001	122,566	-	122,566	100.0%	-	1,744,689	14.23
Broad Creek Shopping Center[6][9]	Home Depot, Food Lion, PetSmart	Norfolk, VA		100%	1997/2001	251,504	-	251,504	99.4%	-	3,859,756	15.44
Broadmoor Plaza	Kroger, Staples, Jo-Ann Fabrics	South Bend, IN		100%	1980	115,059	-	115,059	96.5%	-	1,354,501	12.20
Brooks Crossing	Various Small Shops	Newport News, VA		100%	2016	-	18,349	18,349	-	66.3%	169,380	13.92
Columbus Village	Barnes & Noble, Shake Shack	Virginia Beach, VA	✓	100%	1980/2013	62,362	-	62,362	100.0%	-	1,373,679	22.03
Columbus Village II	Regal Cinemas, BB&B	Virginia Beach, VA	✓	100%	1995/1996	92,061	-	92,061	100.0%	-	1,652,246	17.95
Commerce Street Retail[5]	Yard House	Virginia Beach, VA	✓	100%	2008	19,173	-	19,173	100.0%	-	862,176	44.97
Courthouse 7-Eleven	7-Eleven	Virginia Beach, VA		100%	2011	3,177	-	3,177	100.0%	-	139,311	43.85
Dick's at Town Center	Dick's Sporting Goods, USI	Virginia Beach, VA	✓	100%	2002	103,335	-	103,335	100.0%	-	1,251,255	12.11
Dimmock Square	Best Buy, Old Navy	Colonial Heights, VA		100%	1998	106,166	-	106,166	97.2%	-	1,763,773	17.10
Fountain Plaza Retail	Ruth's Chris, Ann Taylor	Virginia Beach, VA	✓	-	2004	35,961	-	35,961	100.0%	-	1,021,669	28.41
Gainsborough Square	Food Lion, Rite Aid	Chesapeake, VA		100%	1999	88,862	-	88,862	92.5%	-	1,244,030	15.14
Greentree Shopping Center	Various Small Shops	Chesapeake, VA		100%	2014	15,719	-	15,719	83.7%	-	266,752	20.28
Hanbury Village[6]	Harris Teeter, Walgreens	Chesapeake, VA		32%	2006/2009	116,635	-	116,635	98.6%	-	2,478,218	21.54
Harper Hill Commons[6]	Harris Teeter	Winston-Salem, NC		100%	2004	96,914	-	96,914	81.0%	-	901,154	11.48
Harrisonburg Regal	Regal Cinemas	Harrisonburg, VA		100%	1999	49,000	-	49,000	100.0%	-	683,550	13.95
Indian Lakes[6]	Harris Teeter	Virginia Beach, VA		100%	2008	64,973	-	64,973	95.0%	-	837,232	13.57
Lightfoot Marketplace[6]	Harris Teeter, CHKD	Williamsburg, VA		-	2016	116,043	-	116,043	84.6%	-	1,699,987	17.32
North Hampton Market	PetSmart, Hobby Lobby	Taylors, SC		100%	2004	114,935	-	114,935	99.0%	-	1,446,417	12.72
North Point Center[6]	Kroger, PetSmart, Home Depot, Costco	Durham, NC		67%	1998/2009	496,246	-	496,246	100.0%	-	3,765,929	7.59
Oakland Marketplace[6]	Kroger	Oakland, TN		100%	2004	64,600	-	64,600	97.8%	-	456,780	7.23
Parkway Centre	Publix	Moultrie, GA		100%	2017	61,200	-	61,200	92.2%	-	746,016	13.23
Parkway Marketplace	Rite Aid	Virginia Beach, VA		100%	1998	37,804	-	37,804	100.0%	-	764,138	20.21
Patterson Place	BB&B, PetSmart, DSW, AC Moore	Durham, NC		100%	2004	160,942	-	160,942	96.1%	-	2,436,235	15.75
Perry Hall Marketplace	Safeway	Perry Hall, MD		100%	2001	74,256	-	74,256	100.0%	-	1,254,614	16.90
Providence Plaza	Cranfill, Sumner & Hartzog, Chipotle	Charlotte, NC		100%	2007/2008	103,118	-	103,118	97.5%	-	2,677,842	26.64
Renaissance Square	Harris Teeter	Davidson, NC		100%	2008	80,467	-	80,467	87.3%	-	1,204,252	17.14
Sandbridge Commons[6]	Harris Teeter	Virginia Beach, VA		-	2015	69,417	-	69,417	100.0%	-	914,182	13.17
Socastee Commons	Bi-Lo	Myrtle Beach, SC		-	2000/2014	57,273	-	57,273	100.0%	-	657,312	11.48
South Retail	lululemon, free people, CPK	Virginia Beach, VA	✓	-	2002	38,515	-	38,515	100.0%	-	954,156	24.77
South Square[6]	Ross, Petco, Office Depot	Durham, NC		100%	1977/2005	109,590	-	109,590	100.0%	-	1,898,308	17.32
Southgate Square	Burlington, PetSmart, Michaels	Colonial Heights, VA		-	1991/2016	220,131	-	220,131	89.7%	-	2,686,351	13.61
Southshore Shops	Buffalo Wild Wings	Midlothian, VA		100%	2006	40,333	-	40,333	93.2%	-	766,934	20.40
Stone House Square[6]	Weis Markets	Hagerstown, MD		100%	2008	112,274	-	112,274	93.1%	-	1,795,355	17.18
Studio 56 Retail	McCormick & Schmick's	Virginia Beach, VA	✓	100%	2007	11,594	-	11,594	100.0%	-	418,009	36.05
Tyre Neck Harris Teeter[9]	Harris Teeter	Portsmouth, VA		100%	2011	48,859	-	48,859	100.0%	-	533,052	10.91
Waynesboro Commons	Kroger	Waynesboro, VA		100%	1993	52,415	-	52,415	100.0%	-	435,072	8.30
Wendover Village	BB&B, T.J. Maxx, Petco	Greensboro, NC		100%	2004	171,653	-	171,653	100.0%	-	3,104,495	18.09
Total / Weighted Avg Retail Portfolio				**76%**		**3,735,552**	**18,349**	**3,753,901**	**96.7%**	**66.3%**	**$55,421,939**	**$15.29**

Property Portfolio - Continued

As of June 30, 2018

Property	Anchor Tenant	Location	Town Center	Unencumbered ABR	Year Built	Net Rentable Square Feet (RSF)[1] Core Properties	Development Properties	Total	Core Occupancy[2]	Development Leased[2]	ABR[3]	ABR per Leased SF[3]
Office Properties												
4525 Main Street	Clark Nexsen, Anthropologie, Mythics	Virginia Beach, VA	✓	-	2014	237,893	-	237,893	94.8%	-	$6,340,806	$28.13
Armada Hoffler Tower[4][5]	AHH, Troutman Sanders, Williams Mullen	Virginia Beach, VA	✓	100%	2002	324,247	-	324,247	93.4%	-	8,724,046	28.79
One Columbus[5]	BB&T, HBA	Virginia Beach, VA	✓	100%	1984	128,876	-	128,876	92.2%	-	2,915,156	24.52
Two Columbus	The Art Institute	Virginia Beach, VA	✓	100%	2009	108,448	-	108,448	94.2%	-	2,668,612	26.13
Total / Weighted Average Office Portfolio				**69%**		**799,464**	**-**	**799,464**	**93.7%**	**-**	**$20,648,621**	**$27.55**

Multifamily	Location	Town Center	Unencumbered ABR	Year Built	Units Core Properties	Redevelopment Properties	Total	Core Occupancy[2]	Redevelopment Occupancy[2]	ABR[7]	Monthly Rent per Occupied Unit
Encore Apartments	Virginia Beach, VA	✓	-	2014	286	-	286	96.2%	-	$4,305,600	$1,304.73
Johns Hopkins Village[8][9]	Baltimore, MD		-	2016	157	-	157	59.2%	-	4,193,052	1,039.94 [10]
Liberty Apartments[8][9]	Newport News, VA		-	2013	197	-	197	90.9%	-	2,302,932	1,071.57
Smith's Landing[9]	Blacksburg, VA		-	2009	284	-	284	97.5%	-	3,846,900	1,157.31
The Cosmopolitan[8][11]	Virginia Beach, VA	✓	-	2006	-	306	306	-	99.3%	5,423,676	1,486.75
Total / Weighted Avg Multifamily Portfolio			**-**		**924**	**306**	**1,230**	**89.2%**	**99.3%**	**$20,072,160**	**$1,258.75**

(1) The net rentable square footage for each of our retail & office properties is the sum of (a) the square footage of existing leases, plus (b) for available space, management's estimate of net rentable square footage based, in part, on past leases. The net rentable square footage included in office leases is generally consistent with the Building Owners and Managers Association, or BOMA, 1996 measurement guidelines.

(2) Occupancy for each of our retail & office properties is calculated as (a) square footage under executed leases as of June 30, 2018, divided by (b) net rentable square feet, expressed as a percentage. Occupancy for our multifamily properties is calculated as (a) total units occupied as of June 30, 2018, divided by (b) total units available, expressed as a percentage.

(3) For the properties in our office and retail portfolios, annualized base rent, or ABR, is calculated by multiplying (a) monthly base rent (defined as cash base rent, before contractual tenant concessions and abatements, and excluding tenant reimbursements for expenses paid by us) as of June 30, 2018 for in-place leases as of such date by (b) 12, and does not give effect to periodic contractual rent increases or contingent rental revenue (e.g., percentage rent based on tenant sales thresholds). ABR per leased square foot is calculated by dividing (a) ABR by (b) square footage under in-place leases as of June 30, 2018. In the case of triple net or modified gross leases, our calculation of ABR does not include tenant reimbursements for real estate taxes, insurance, common area or other operating expenses.

(4) As of June 30, 2018, the Company occupied 41,103 square feet at these two properties at an ABR of $1.3M, or $30.59 per leased square foot, which amounts are reflected in this table. The rent paid by us is eliminated in accordance with GAAP in the consolidated financial statements.

(5) Includes ABR pursuant to a rooftop lease.

(6) Net rentable square feet at certain of our retail properties includes pad sites leased pursuant to the ground leases in the table to the right:

Properties Subject to Ground Lease	Number of Ground Leases	Square Footage Leased Pursuant to Ground Leases	ABR
Bermuda Crossroads	2	11,000	$179,685
Broad Creek Shopping Center	6	23,825	632,401
Hanbury Village	2	55,586	1,082,118
Harper Hill Commons	1	41,520	373,680
Indian Lakes	1	50,311	592,385
Lightfoot Marketplace	1	51,750	543,375
North Point Center	4	280,556	1,145,393
Oakland Marketplace	1	45,000	186,300
Sandbridge Commons	1	53,288	582,971
South Square	1	1,778	60,000
Stone House Square	1	3,650	165,000
Tyre Neck Harris Teeter	1	48,859	533,052
Total / Weighted Avg	**22**	**667,123**	**$6,076,360**

(7) For the properties in our multifamily portfolio, annualized base rent, or ABR, is calculated by multiplying (a) base rental payments for the month ended June 30, 2018 by (b) 12.

(8) The ABR for Liberty, Cosmopolitan, Johns Hopkins Village excludes $768K, $675K and $1.2M from ground floor retail leases, respectively.

(9) The Company leases the land underlying this property pursuant to a ground lease.

(10) Monthly rent per occupied unit is calculated by dividing total base rental payments for the month ended June 30, 2018 by the number of occupied beds.

(11) Excludes 36 units offline for redevelopment.

Development Pipeline

$ in thousands

Development, Not Delivered	Property Type	Estimated[1]	% Leased or LOI	Schedule[1]: Construction Start	Schedule[1]: Initial Occupancy	Schedule[1]: Stabilized Operation[2]	Estimated Cost[1]	Construction Loan Commitment	Cost to Date	AHH Ownership %	Anchor Tenants & Other Notes
Summit Place (Meeting Street) Charleston, SC	Multifamily	114 units	NA	3Q17	3Q19	3Q19	$53,000	$34,750	$23,500	90%	NA
Hoffler Place (King Street) Charleston, SC	Multifamily	74 units	NA	3Q17	3Q19	3Q19	48,000	31,750	22,000	93%	NA
Greenside (Harding Place) Charlotte, NC	Multifamily	225 Units	NA	3Q16	3Q18	3Q19	47,000	29,750	43,000	80%[3]	NA
Premier (Town Center Phase VI) Virginia Beach, VA	Mixed-use	39,000 sf 131 Units	47%	4Q16	3Q18	2Q19	43,000	27,933	37,000	100%	Williams Sonoma, Pottery Barn
Market at Mill Creek Mt. Pleasant, SC	Retail	73,000 SF	87%	1Q18	1Q19	1Q19	23,000	16,185	9,000	70%[3]	Lowes Foods
Brooks Crossing Newport News, VA	Office	100,000 sf	100%	1Q18	1Q19	2Q19	21,000	15,625	6,000	65%[3]	Huntington Ingalls Industries
Lightfoot Outparcel Williamsburg, VA	Retail	NA	90%	1Q18	1Q19	1Q19	4,000	-	2,500	70%[3]	Panera, Valvoline
Wills Wharf Baltimore, MD	Office	325,000 sf	60%	3Q18	1Q20	3Q20	117,000	-	-	100%	Anchor tenants not announced
						Total Development, Not Delivered	$356,000	$155,993	$143,000		
Development, Delivered Not Stabilized											
Brooks Crossing Newport News, VA	Retail	18,000 sf	66%	3Q15	3Q16	2Q19	3,000	-	3,000	65%[3]	Misc. small shops
Lightfoot Marketplace Williamsburg, VA	Retail	109,000 sf	83%	3Q14	3Q16	3Q18	24,000	10,500	22,000	70%[3]	Harris Teeter, CHKD
						Total Development, Delivered Not Stabilized	27,000	10,500	25,000		
						Total	$383,000	$166,493	$168,000		
Joint Ventures - Minority Partner							**Project Cost**	**Construction Loan Commitment**	**Equity Investment**		
One City Center - 37% JV Durham, NC	Office	153,000 sf	81%	1Q16	3Q18	4Q18	$44,000	$25,250	$15,000	100%	Duke University , WeWork AHH Equity requirement $19M



Premier



Summit Place



One City Center

	Q2 2018	YTD
Capitalized Interest	$1,263	$2,054
Capitalized Overhead	$993	$1,719

(1) Represents estimates that may change as the development process proceeds
(2) First full stabilized quarter
(3) AHH earns a preferred return on equity prior to any distributions to JV Partners

Redevelopment and Mezzanine Investments

$ in thousands

| | | | | Schedule[1] | | | | |
Redevelopment	Property Type	Units Out of Service	% Leased	Construction Start	Anticipated Completion	Same-Store Sales	Estimated Cost[1]	Cost to Date
The Cosmopolitan Virginia Beach, VA	Multifamily	36	99%	1Q18	4Q19	1Q21	$7,500	$300

Mezzanine Investments	Property Type	Estimated[1]	% Leased	Initial Occupancy	Loan Maturity [2]	Interest Rate	Option to Purchase	Loan Balance	Mezzanine Interest QTD
1405 Point (Point Street Apartments) Baltimore, MD	Multifamily	289 units	60%	1Q18	3Q21	8%	$99,000	$26,000	$493
The Residences at Annapolis Junction [3] Annapolis Junction, MD	Multifamily	416 units	57%	3Q17	2Q20	10%	106,000	45,000	1,100
North Decatur Square (Whole Foods) Decatur, GA	Retail	86,000	98%	1Q19	2Q22	15%	-	15,000	531
Delray Plaza (Whole Foods) Delray Beach, FL	Retail	83,000	83%	3Q19	4Q20	15%	-	6,500	225
Total Mezzanine Investment							$205,000	$92,500	$2,349



1405 Point



The Residences at Annapolis Junction



North Decatur Square

(1) Represents estimates that may change as the development process proceeds
(2) Transactions may occur resulting in the satisfaction of Note prior to maturity
(3) In July 2018, the Company entered into an agreement regarding the sale of its purchase option to the project's developer. The company anticipates closing on the pending transaction in 3Q18.

Acquisitions & Dispositions

$ in thousands

ACQUISITIONS

Properties	Location	Square Feet	Purchase Price[1]	Reinvested 1031 Proceeds	$ Value of OP Units/Stock[2]	Cash Cap Rate	Purchase Date	Anchor Tenants
Parkway Centre	Moultrie, GA	61,200	$11,200	-	$1,624	6.4%	1Q18	Publix
Indian Lakes	Virginia Beach, VA	71,020	14,700	-	-	7.1%	1Q18	Harris Teeter, Wawa
Wendover Village Outparcel	Greensboro, NC	35,895	14,300	7,900	-	7.7%	3Q17	Panera, Rooms to Go Kids
Renaissance Square	Davidson, NC	80,468	17,085	-	-	7.1%	4Q16	Harris Teeter
Columbus Village II	Virginia Beach, VA	92,061	26,200	-	26,200	5.6%	4Q16	Regal, Bed Bath & Beyond
Southshore Shops	Midlothian, VA	40,333	9,160	-	2,475	7.8%	3Q16	Buffalo Wild Wings
Southgate Square	Colonial Heights, VA	220,131	38,585	-	17,485	7.3%	2Q16	PetSmart, Michael's, Burlington
Retail Portfolio (11 properties)	Mid-Atlantic	1,082,681	170,500	87,000	-	7.2%	1Q16	Harris Teeter, Bed Bath & Beyond
Providence Plaza	Charlotte, NC	103,118	26,200	14,000	-	7.3%	3Q15	Chipotle
Socastee Commons	Myrtle Beach, SC	57,573	8,600	3,600	-	7.3%	3Q15	BiLo
Columbus Village	Virginia Beach, VA	65,746	21,025	-	14,025	6.4%	3Q15	Barnes & Noble
Perry Hall Marketplace & Stone House Square	Maryland	182,949	39,555	15,200	4,155	7.4%	2Q15	Safeway & Weis Markets
Dimmock Square	Colonial Heights, VA	106,166	19,662	-	9,662	7.3%	3Q14	Old Navy, Best Buy, Pier 1
Total/Weighted Average		2,199,341	$416,772	$127,700	$75,626	7.1%		

DISPOSITIONS

Properties	Location	Square Feet/Units	Sale Price	Cash Proceeds	Gain on Sale	Cash Cap Rate	Disposition Date	Anchor Tenants
Indian Lakes Wawa	Virginia Beach, VA	6,047	$4,400	$4,400	$0	5.4%	2Q18	Wawa
Commonwealth of VA Buildings	Virginia Beach & Chesapeake, VA	47,366	13,150	8,000	4,194	6.8%	3Q17	Commonwealth of VA
Greentree Wawa	Chesapeake, VA	5,088	4,600	4,400	3,396	5.0%	1Q17	Wawa
Oyster Point[3]	Newport News, VA	100,139	6,500	-	3,793	16.4%	3Q16	GSA
Non-Core Retail Portfolio	Various	174,758	12,850	12,600	(27)	7.1%	2Q16 - 3Q16	Kroger, Family Dollar
Richmond Tower	Richmond, VA	206,969	78,000	77,000	26,674	7.9%	1Q16	Williams Mullen
Oceaneering	Chesapeake, VA	154,000	30,000	10,000	4,987	6.7%	4Q15	Oceaneering International
Whetstone Apartments	Durham, NC	203 units	35,625	17,600	7,210	5.7%	2Q15	NA
Sentara Williamsburg	Williamsburg, VA	49,200	15,450	15,200	6,197	6.3%	1Q15	Sentara
Virginia Natural Gas	Virginia Beach, VA	31,000	8,900	7,400	2,211	6.3%	4Q14	Virginia Natural Gas
Total/Weighted Average		774,567 sf/ 203 units	$209,475	$156,600	$58,635	7.2%		

(1)   Contractual purchase price
(2)   Value of OP Units/Stock at issuance
(3)   Anchor tenant vacated 12/31/16, which would represent a 2.5% Cash Cap Rate

Construction Business Summary

$ in thousands

	Location	Total Contract Value	Work in Place as of 6/30/2018	Backlog	Estimated Date of Completion
Highlighted Projects					
One City Center	Durham, NC	$66,569	$59,702	$6,867	3Q 2018
Dinwiddie Municipal Complex	Dinwiddie, VA	23,904	18,210	5,694	2Q 2019
Sub Total		$90,473	$77,912	$12,561	
All Other Projects		$554,424	$529,064	$25,360	
Total		$644,897	$606,976	$37,921	

Gross Profit Summary	Q2 2018	Trailing 12 Months
	(Unaudited)	
Revenue	$20,654	$117,548
Expense	(20,087)	(113,880)
Gross Profit	$567	$3,668



Same Store NOI by Segment

$ in thousands
(Reconciliation to GAAP located in appendix pg. 35)

	Three months ended				Six months ended			
	6/30/2018	6/30/2017	$ Change	% Change	6/30/2018	6/30/2017	$ Change	% Change
Office[1]	(Unaudited)				(Unaudited)			
Revenue	$3,650	$3,367	$283	8.4%	$7,103	$6,880	$223	3.2%
Expenses[2]	1,346	1,283	63	4.9%	2,691	2,514	177	7.0%
Net Operating Income	2,304	2,084	220	10.6%	4,412	4,366	46	1.1%
Retail[1]								
Revenue	15,295	15,199	96	0.6%	30,717	30,421	296	1.0%
Expenses[2]	3,650	3,621	29	0.8%	7,457	7,200	257	3.6%
Net Operating Income	11,645	11,578	67	0.6%	23,260	23,221	39	0.2%
Multifamily[1]								
Revenue	2,918	2,860	58	2.0%	5,773	5,697	76	1.3%
Expenses[2]	1,225	1,207	18	1.5%	2,383	2,358	25	1.1%
Net Operating Income	1,693	1,653	40	2.4%	3,390	3,339	51	1.5%
Same Store Net Operating Income (NOI)	$15,642	$15,315	$327	2.1%	$31,062	$30,926	$136	0.4%
Net effect of straight-line rents	$126	111	15		239	138	101	
Amortization of lease incentives and above (below) market rents	($108)	(97)	(11)		(213)	(204)	(9)	
Same store portfolio NOI, cash basis	$15,660	$15,329	$331	2.2%	$31,088	$30,860	$228	0.7%
NOI, Cash Basis:								
Office	$2,386	$2,266	$120	5.3%	$4,560	$4,772	($212)	-4.4%
Retail	11,569	11,398	171	1.5%	23,114	22,725	389	1.7%
Multifamily	1,705	1,665	40	2.4%	3,414	3,363	51	1.5%
	$15,660	$15,329	$331	2.2%	$31,088	$30,860	$228	0.7%
NOI:								
Office	$2,304	$2,084	$220	10.6%	$4,412	$4,366	$46	1.1%
Retail	11,645	11,578	67	0.6%	23,260	23,221	39	0.2%
Multifamily	1,693	1,653	40	2.4%	3,390	3,339	51	1.5%
	$15,642	$15,315	$327	2.1%	$31,062	$30,926	$136	0.4%

(1) See page 32 for Same Store vs. Non – Same Store Properties
(2) Excludes expenses associated with the Company's in house asset management division of $499K and $464K for the 3 months ended 6/30/18 & 6/30/17, respectively, as well as $1M and $941K for 6 months ended. 6/30/18 & 6/30/17, respectively

Top 10 Tenants by Annualized Base Rent

$ in thousands
As of June 30, 2018

Office Portfolio

Tenant	Number of Leases	Lease Expiration	Annualized Base Rent	% of Office Portfolio Annualized Base Rent	% of Total Portfolio Annualized Base Rent
Clark Nexsen	1	2029	$ 2,537	12.3%	2.6%
Mythics	1	2030	1,160	5.6%	1.2%
Hampton University	2	2023 - 2024	1,054	5.1%	1.1%
Pender & Coward	1	2030	882	4.3%	0.9%
Kimley-Horn	1	2027	859	4.2%	0.9%
Troutman Sanders	1	2025	855	4.1%	0.9%
The Art Institute	1	2019	852	4.1%	0.9%
City of Va Beach Development Authority	1	2024	722	3.5%	0.8%
Cherry Bekaert	1	2022	708	3.4%	0.7%
Williams Mullen	1	2028	655	3.2%	0.7%
Top 10 Total			**$ 10,284**	**49.8%**	**10.7%**

Retail Portfolio

Tenant	Number of Leases	Lease Expiration	Annualized Base Rent	% of Retail Portfolio Annualized Base Rent	% of Total Portfolio Annualized Base Rent
Kroger/Harris Teeter	12	2018 - 2036	$ 6,423	11.6%	6.7%
Home Depot	1	2019	1,730	3.1%	1.8%
Regal Cinemas	2	2019 - 2022	1,679	3.0%	1.7%
Bed, Bath, & Beyond	4	2020 - 2024	1,677	3.0%	1.7%
PetSmart	5	2020 - 2022	1,438	2.6%	1.5%
Food Lion	3	2019 - 2022	1,291	2.3%	1.3%
Dick's Sporting Goods	1	2020	840	1.5%	0.9%
Safeway	2	2021	821	1.5%	0.9%
Weis Markets	1	2028	802	1.4%	0.8%
Ross Dress for Less	2	2020 - 2022	762	1.4%	0.8%
Top 10 Total			**$ 17,463**	**31.4%**	**18.1%**

Office Lease Summary

Renewal Lease Summary

Quarter	Number of Leases Signed	Net rentable SF Signed	Leases Expiring	Net rentable SF Expiring	GAAP Contractual Rent per SF	GAAP Prior Rent per SF	GAAP Releasing Spread	Cash Contractual Rent per SF	Cash Prior Rent per SF	Cash Releasing Spread	Weighted Average Lease Term (yrs)	TI & LC	TI & LC per SF
Q2 2018	3	28,910	6	13,225	$ 28.88	$ 28.41	1.7%	$ 27.68	$ 30.86	-10.3%	8.77	$ 2,169,711	$ 75.05
Q1 2018	1	1,400	-	-	27.22	23.99	13.5%	27.24	26.45	3.0%	3.00	2,428	1.73
Q4 2017	6	38,387	2	2,582	24.87	23.93	3.9%	24.38	25.88	-5.8%	4.90	617,475	16.09
Q3 2017	2	10,454	-	-	25.06	24.82	1.0%	25.21	25.46	-1.0%	4.24	48,791	4.67

New Lease Summary[1]

Quarter	Number of Leases Signed	Net rentable SF Signed	Cash Contractual Rent per SF	Weighted Average Lease Term (yrs)	TI & LC	TI & LC per SF
Q2 2018	4	20,899	$ 23.22	7.18	$ 853,977	$ 40.86
Q1 2018	3	17,668	23.59	8.28	930,376	52.66
Q4 2017	2	7,676	24.86	4.60	278,339	36.26
Q3 2017	1	2,690	24.50	5.00	95,630	35.55



(1)   Excludes new leases from properties in development

Office Lease Expirations

As of June 30, 2018

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring[1]	% Portfolio Net Rentable Square Feet	Annualized Base Rent	% of Portfolio Annualized Base Rent	Annualized Base Rent per Leased Square Foot
Available	-	50,040	6.3%	$ -	-	$ -
M-T-M	3	633	0.1%	20,400	0.1%	32.23
2018	3	10,114	1.3%	276,809	1.3%	27.37
2019	15	76,996	9.6%	1,975,512	9.6%	25.66
2020	7	26,537	3.3%	760,633	3.7%	28.66
2021	8	46,798	5.9%	1,327,389	6.4%	28.36
2022	10	75,200	9.4%	2,097,429	10.2%	27.89
2023	11	79,816	10.0%	2,120,107	10.3%	26.56
2024	5	83,508	10.4%	2,356,472	11.4%	28.22
2025	6	66,487	8.3%	1,836,480	8.9%	27.62
2026	3	15,140	1.9%	329,509	1.6%	21.76
2027	3	49,081	6.1%	1,398,926	6.8%	28.50
2028	4	56,844	7.1%	1,511,810	7.3%	26.60
Thereafter	4	162,270	20.3%	4,637,145	22.4%	28.58
Total / Weighted Average	**82**	**799,464**	**100.0%**	**$ 20,648,621**	**100.0%**	**$ 27.55**



Square Feet Under Lease	% of Portfolio ABR
2,500 or less	3.3%
2,501-10,000	18.6%
10,001-20,000	29.4%
20,001-40,000	30.6%
40,001-100,000	18.0%
Office Portfolio Total	**100.0%**

(1)   Includes new leases from properties in development

Retail Lease Summary

Renewal Lease Summary

Quarter	Number of Leases Signed	Net rentable SF Signed	Leases Expiring	Net rentable SF Expiring	GAAP			Cash			Weighted Average Lease Term (yrs)	TI & LC	TI & LC per SF
					Contractual Rent per SF	Prior Rent per SF	Releasing Spread	Contractual Rent per SF	Prior Rent per SF	Releasing Spread			
Q2 2018	19	64,064	1	1,900	$ 19.55	$ 18.71	4.5%	$ 19.33	$ 19.13	1.0%	5.60	$ 261,455	$ 4.08
Q1 2018	19	61,029	3	9,700	21.14	19.65	7.6%	20.47	19.88	3.0%	6.33	433,976	7.11
Q4 2017	16	109,639	13	35,575	13.88	13.31	4.3%	13.70	13.63	0.5%	3.81	64,673	0.59
Q3 2017	10	39,610	5	9,695	17.59	16.19	8.6%	17.41	16.37	6.4%	3.98	126,239	3.19

New Lease Summary[1]

Quarter	Number of Leases Signed	Net rentable SF Signed	Cash Contractual Rent per SF	Weighted Average Lease Term (yrs)	TI & LC	TI & LC per SF
Q2 2018	9	29,646	$ 25.08	8.63	$ 1,041,670	$ 35.14
Q1 2018	5	14,196	15.57	5.10	223,542	15.75
Q4 2017	4	12,533	17.02	8.33	181,649	14.49
Q3 2017	4	7,024	15.72	4.85	68,422	9.74





(1) Excludes new leases from properties in development

Retail Lease Expirations

As of June 30, 2018

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring[1]	% Portfolio Net Rentable Square Feet	Annualized Base Rent	% of Portfolio Annualized Base Rent	Annualized Base Rent per Leased Square Foot
Available	-	129,272	3.4%	$ -	-	$ -
M-T-M	3	2,728	0.1%	49,190	0.1%	18.03
2018	28	97,579	2.6%	1,481,180	2.7%	15.18
2019	82	554,049	14.8%	8,760,922	15.8%	15.81
2020	75	579,879	15.4%	8,129,692	14.7%	14.02
2021	63	295,746	7.9%	5,344,346	9.6%	18.07
2022	54	411,682	11.0%	6,718,781	12.1%	16.32
2023	53	416,106	11.1%	6,101,704	11.0%	14.66
2024	23	191,941	5.1%	3,051,050	5.5%	15.90
2025	19	231,449	6.2%	2,498,296	4.5%	10.79
2026	20	169,355	4.5%	2,930,114	5.3%	17.30
2027	16	111,686	3.0%	2,423,159	4.4%	21.70
2028	18	252,826	6.7%	3,410,496	6.2%	13.49
Thereafter	15	309,603	8.2%	4,523,007	8.2%	14.61
Total / Weighted Average	**469**	**3,753,901**	**100.0%**	**$ 55,421,939**	**100.0%**	**$15.29**



Square Feet Under Lease	% of Portfolio ABR
2,500 or less	13.0%
2,501-10,000	28.6%
10,001-20,000	15.1%
20,001-40,000	15.3%
40,001-100,000	23.1%
Greater than 100,000	4.9%
Retail Portfolio Total	**100.0%**

Legend: Leased Square Feet — % ABR of Retail Portfolio

(1) Includes new leases from properties in development



Appendix
Definitions & Reconciliations

Definitions

Net Operating Income:

We calculate Net Operating Income ("NOI") as property revenues (base rent, expense reimbursements and other revenue) less property expenses (rental expenses and real estate taxes). Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to such other REITs' NOI. NOI is not a measure of operating income or cash flows from operating activities as measured by GAAP and is not indicative of cash available to fund cash needs. As a result, NOI should not be considered an alternative to cash flows as a measure of liquidity. We consider NOI to be an appropriate supplemental measure to net income because it assists both investors and management in understanding the core operations of our real estate business.

To calculate NOI on a cash basis, we adjust NOI to exclude the net effects of straight-line rent and the amortization of lease incentives and above/below market rents.

Funds From Operations:

We calculate Funds From Operations ("FFO") in accordance with the standards established by the National Association of Real Estate Investment Trusts ("Nareit"). Nareit defines FFO as net income (loss) (calculated in accordance with accounting principles generally accepted in the United States ("GAAP")), excluding gains (or losses) from sales of depreciable operating property, real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures.

FFO is a supplemental non-GAAP financial measure. Management uses FFO as a supplemental performance measure because it believes that FFO is beneficial to investors as a starting point in measuring our operational performance. Specifically, in excluding real estate related depreciation and amortization and gains and losses from property dispositions, which do not relate to or are not indicative of operating performance, FFO provides a performance measure that, when compared period-over-period, captures trends in occupancy rates, rental rates and operating costs. Other equity REITs may not calculate FFO in accordance with the Nareit definition as we do, and, accordingly, our FFO may not be comparable to such other REITs' FFO.

Definitions

Normalized Funds From Operations:

We calculate Normalized Funds From Operations ("Normalized FFO") as FFO calculated in accordance with the standards established by Nareit, adjusted for acquisition, development and other pursuit costs, gains or losses from the early extinguishment of debt, impairment charges, mark-to-market adjustments on interest rate derivatives and other non-comparable items.

Management believes that the computation of FFO in accordance to Nareit's definition includes certain items that are not indicative of the results provided by the Company's operating portfolio and affect the comparability of the Company's period-over-period performance. Our calculation of Normalized FFO differs from Nareit's definition of FFO. Other equity REITs may not calculate Normalized FFO in the same manner as us, and, accordingly, our Normalized FFO may not be comparable to other REITs' Normalized FFO.

Adjusted Funds From Operations:

We calculate Adjusted Funds From Operations ("AFFO") as Normalized FFO adjusted for the impact of non-cash stock compensation, tenant improvement, leasing commission and leasing incentive costs associated with second generation rental space, capital expenditures, non-cash interest expense, straight-line rents, the amortization of leasing incentives and above (below) market rents and proceeds from government development grants.

Management believes that AFFO provides useful supplemental information to investors regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. However, other REITs may use different methodologies for calculating AFFO or similarly entitled FFO measures and, accordingly, our AFFO may not always be comparable to AFFO or other similarly entitled FFO measures of other REITs.

Definitions

Adjusted EBITDA:

We calculate Adjusted EBITDA as net income (loss) (calculated in accordance with GAAP), excluding interest expense, income taxes, depreciation and amortization, gains (or losses) from sales of depreciable operating property and mark-to-market adjustments on interest rate derivates. Management believes Adjusted EBITDA is useful to investors in evaluating and facilitating comparisons of our operating performance between periods and between REITs by removing the impact of our capital structure (primarily interest expense) and asset base (primarily depreciation and amortization) from our operating results along with other non-comparable items.

Core EBITDA:

We calculate Core EBITDA as EBITDA, excluding certain items, including, but not limited to, debt extinguishment losses, mark-to-market adjustments on interest rate derivatives, non-cash stock compensation and the impact of development pipeline projects that are still in lease-up. We generally consider a property to be in lease-up until the earlier of (i) the quarter after which the property reaches 80% occupancy or (ii) the thirteenth quarter after the property receives its certificate of occupancy. Management believes that Core EBITDA provides useful supplemental information to investors regarding our ongoing operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. However, other REITs may use different methodologies for calculating Core EBITDA or similarly entitled measures and, accordingly, our Core EBITDA may not always be comparable to Core EBITDA or other similarly entitled measures of other REITs.

Core Debt:

We calculate Core Debt as our total debt, excluding loans associated with our development pipeline, cash & cash equivalents, and restricted cash.

Same Store Portfolio:

We define same store properties as those that we owned and operated for the entirety of the comparative periods presented. We generally consider a property to be in lease-up until the earlier of (i) the quarter after which the property reaches 80% occupancy or (ii) the thirteenth quarter after the property receives its certificate of occupancy. Additionally, any property that is fully or partially taken out of service for the purpose of redevelopment is no longer considered stabilized until the redevelopment activities are complete and the assets are placed back into service. The following table shows the properties included in the same store and non-same store portfolio for the comparative periods presented.

Same Store vs. Non-Same Store Properties

AHH LISTED NYSE

	Three Months Ended 6/30/2018 to 2017		Six Months Ended 6/30/2018 to 2017	
	Same Store	Non-Same Store	Same Store	Non-Same Store
Retail Properties				
249 Central Park Retail	X		X	
Alexander Pointe	X		X	
Bermuda Crossroads	X		X	
Broad Creek Shopping Center	X		X	
Brooks Crossing (Retail)		X		X
Broadmoor Plaza	X		X	
Columbus Village	X		X	
Columbus Village II	X		X	
Commerce Street Retail	X		X	
Courthouse 7-Eleven	X		X	
Dick's at Town Center	X		X	
Dimmock Square	X		X	
Greentree Shopping Center	X		X	
Fountain Plaza Retail	X		X	
Gainsborough Square	X		X	
Hanbury Village	X		X	
Harper Hill Commons	X		X	
Harrisonburg Regal	X		X	
Indian Lakes		X		X
Lightfoot Marketplace		X		X
North Hampton Market	X		X	
North Point Center	X		X	
Oakland Marketplace	X		X	
Parkway Centre		X		X
Parkway Marketplace	X		X	
Patterson Place	X		X	
Perry Hall Marketplace	X		X	

	Three Months Ended 6/30/2018 to 2017		Six Months Ended 6/30/2018 to 2017	
	Same Store	Non-Same Store	Same Store	Non-Same Store
Retail Properties (Continued)				
Providence Plaza	X		X	
Renaissance Square	X		X	
Sandbridge Commons	X		X	
Socastee Commons	X		X	
South Retail	X		X	
South Square	X		X	
Southgate Square	X		X	
Southshore Shops	X		X	
Stone House Square	X		X	
Studio 56 Retail	X		X	
Tyre Neck Harris Teeter	X		X	
Waynesboro Commons	X		X	
Wendover Village	X		X	
Wendover Village Outparcel		X		X
Office Properties				
4525 Main Street		X		X
Armada Hoffler Tower	X		X	
Commonwealth of VA - Chesapeake		X		X
Commonwealth of VA - Virginia Beach		X		X
One Columbus	X		X	
Two Columbus	X		X	
Multifamily Properties				
Encore Apartments	X		X	
Liberty Apartments	X		X	
Smith's Landing	X		X	
The Cosmopolitan		X		X
Johns Hopkins Village		X		X

Reconciliation to Property Portfolio NOI

$ in thousands

	Three months ended 6/30		Six months ended 6/30	
	2018	2017	2018	2017
Office Same Store[1]				
Rental revenues	$3,650	$3,367	$7,103	$6,880
Property expenses	1,346	1,283	2,691	2,514
NOI	2,304	2,084	4,412	4,366
Non-Same Store NOI[2]	1,052	859	2,096	1,707
Segment NOI	$3,356	$2,943	$6,508	$6,073
Retail Same Store[1]				
Rental revenues	$15,295	$15,199	$30,717	$30,421
Property expenses	3,650	3,621	7,457	7,200
NOI	11,645	11,578	23,260	23,221
Non-Same Store NOI[2]	744	1	1,500	20
Segment NOI	$12,389	$11,579	$24,760	$23,241
Multifamily Same Store[1]				
Rental revenues	$2,918	$2,860	$5,773	$5,697
Property expenses	1,225	1,207	2,383	2,358
NOI	1,693	1,653	3,390	3,339
Non-Same Store NOI[2]	1,903	1,814	4,145	3,991
Segment NOI	$3,596	$3,467	$7,535	$7,330
Total Property Portfolio NOI	**$19,341**	**$17,989**	**$38,803**	**$36,644**

(1) See page 32 for the Same Store vs. Non-Same Store properties
(2) Includes expenses associated with the company's in house asset management division.

Reconciliation to Property Portfolio NOI

AHH LISTED NYSE

$ in thousands

	Three months ended 6/30/2018			
Diversified Portfolio	Office	Retail	Multifamily	Total
NOI - Cash Basis	($0)	$9,975	$1,972	$11,947
Net effect of straight-line rents	-	14	84	98
Amortization of lease incentives and (above) below market rents	-	181	(13)	168
NOI	($0)	$10,170	$2,043	$12,213
Town Center of Virginia Beach	Office	Retail	Multifamily	Total
NOI - Cash Basis	$3,282	$2,121	$1,553	$6,956
Net effect of straight-line rents	367	(68)	-	299
Amortization of lease incentives and (above) below market rents	(72)	(50)	-	(122)
Elimination of AHH rent	(221)	(99)	-	(320)
NOI	$3,356	$1,904	$1,553	$6,813
NOI	Office	Retail	Multifamily	Total
Diversified Portfolio	($0)	$10,170	$2,043	$12,213
Town Center of Virginia Beach	3,356	1,904	1,553	6,813
Unstabilized Properties	-	315	-	315
Total Property Portfolio NOI	**$3,356**	**$12,389**	**$3,596**	**$19,341**

Reconciliation to GAAP Net Income

AHH LISTED NYSE

$ in thousands

Three months ended 6/30/2018

	Office	Retail	Multifamily	Total Rental Properties	General Contracting & Real Estate Services	Total
Segment revenues	$ 5,288	$ 16,608	$ 6,702	$ 28,598	$ 20,654	$ 49,252
Segment expenses	1,932	4,219	3,106	9,257	20,087	29,344
Net operating income	$ 3,356	$ 12,389	$ 3,596	$ 19,341	$ 567	$ 19,908
Depreciation and amortization						(9,179)
General and administrative expenses						(2,764)
Acquisition, development and other pursuit costs						(9)
Impairment charges						(98)
Interest income						2,375
Interest expense						(4,497)
Change in fair value of interest rate derivatives						(11)
Other income (loss) benefit						54
Income tax benefit (provision)						166
Net income						$ 5,945

Six months ended 6/30/2018

	Office	Retail	Multifamily	Total Rental Properties	General Contracting & Real Estate Services	Total
Segment revenues	$ 10,388	$ 33,319	$ 13,590	$ 57,297	$ 43,704	$ 101,001
Segment expenses	3,880	8,559	6,055	18,494	42,501	60,995
Net operating income	$ 6,508	$ 24,760	$ 7,535	$ 38,803	$ 1,203	$ 40,006
Depreciation and amortization						(18,457)
General and administrative expenses						(5,725)
Acquisition, development and other pursuit costs						(93)
Impairment charges						(98)
Interest income						4,607
Interest expense						(8,870)
Change in fair value of interest rate derivatives						958
Other income						168
Income tax benefit (provision)						432
Net income						$ 12,928